
WHITNEY NATIONAL
OF NEW ORLEANS
WHITNEY BANKS
WHITNEY BANKS

WHITNEY HOLDING CORPORATION

003 SUMMARY ANNUAL REPORT


WHITNEY NATIONAL
OF NEW ORLEANS
WHITNEY NATIONAL BANK
OF NEW ORLEANS
LOUISIANA
LOUISIANA



(Cover) On November 5, 1883, Whitney National Bank opened for business. For 120 years and through several generations, Whitney Bankers have been poised to meet the needs of their clients. This commemorative issue of our Annual Report reflects that spirit through several "time capsule" photo montages and speaks to the enduring value continually nurtured by our Whitney Bankers.

At the cornerstone of our anniversary celebration is the knowledge that our initial entrepreneurial spirit, innovation and community focus is still alive 120 years later and continues to inspire Whitney Bankers today.

120
WHITNEY NATIONAL BANK
ESTABLISHED 1883

COMPANY PROFILE

Whitney Holding Corporation (the Company) is a bank holding company headquartered in New Orleans, Louisiana. Our principal subsidiary is Whitney National Bank (the Bank), which has been in continuous operation since 1883. The Bank offers a broad range of community banking services to businesses and individuals in the five-state Gulf Coast region stretching from Houston, Texas, across southern Louisiana and the coastal region of Mississippi, to central and south Alabama, and into the panhandle of Florida. Through the Bank, Whitney Securities, L.L.C. and Whitney Community Development Corporation, we offer traditional commercial, retail and international banking services, as well as brokerage, investment, trust and mortgage services.

We combine our community banking approach of local decision-making, personal service and lasting customer relationships with modern technology, management and training. We practice our unique approach to banking in markets where we can make a difference, where we can achieve an in-depth knowledge of business activities, customers and potential customers and truly add value. Throughout our history, we have worked to build long-term relationships with our customers. Many businesses began life as Whitney customers and have flourished. These third and fourth generation family-managed businesses still bank at the Whitney. Many families have also maintained their personal banking relationships at the Whitney for generations. Through good times and bad, Whitney Bankers will deliver the personalized service and contemporary products that are so important to our customers.

OUR MISSION

Our mission is to deliver extraordinary value and superior results to our customers and shareholders, while providing leadership to our local communities and outstanding career opportunities to our valued employees. We do this within the framework of our three guiding principles; soundness, profitability and growth, in that order of priority.

Soundness

First, we make certain every decision we make is guided by our commitment to soundness. This ensures our continuity and promotes the trust of our customers, shareholders and communities.

Profitability

Next, we focus on profitability, since it is not only a gauge of our success, but ensures that we will have access to the capital we need to continue to evolve and improve in the future. Profitability is at the heart of our continued success.

Growth

Finally, growth will result when we exercise leadership and diligently apply sound, profitable strategies to our local market opportunities.

CONTENTS

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)	2003	2002	% Change
FOR THE YEAR			
Net income	$ 98,542	$ 95,323	3%
Earnings per share, basic	2.47	2.39	3
Earnings per share, diluted	2.44	2.38	3
YEAR-END BALANCES			
Total assets	$ 7,754,982	$ 7,097,881	9%
Earning assets	7,193,709	6,501,009	11
Loans	4,882,610	4,455,412	10
Investment in securities	2,281,405	1,975,698	15
Deposits	6,158,582	5,782,879	6
Shareholders' equity	840,313	800,483	5
AVERAGE BALANCES			
Total assets	$ 7,238,022	$ 7,016,675	3%
Earning assets	6,717,863	6,492,791	3
Loans	4,595,868	4,372,194	5
Investment in securities	2,004,245	1,816,216	10
Deposits	5,913,186	5,750,141	3
Shareholders' equity	823,698	760,725	8
KEY RATIOS			
Return on average assets	1.36%	1.36%	
Return on average shareholders' equity	11.96	12.53	
Net interest margin	4.47	4.62	
Efficiency ratio	62.49	60.00	
Dividend payout ratio	50.32	46.50	
Shareholders' equity to total assets	10.84	11.28	
COMMON SHARE DATA			
Cash dividends per share	$ 1.23	$ 1.11	11%
Book value per share	20.78	19.98	4
Closing stock price	40.99	33.33	23

The efficiency ratio is noninterest expense to total net interest (TE) and noninterest income (excluding securities transactions).

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of the Company's shareholders will be held on Wednesday, April 28, 2004, at 10:30 a.m. CDT. The meeting location is the eleventh floor of the Pan-American Life Center at 601 Poydras Street in New Orleans.

COMMON STOCK

The Company's common stock trades on The NASDAQ Stock Market under the symbol WTNY.

TO OUR SHAREHOLDERS

AVERAGE ASSETS
($ millions)


$5,639
$6,282
$6,832
$7,017
$7,238
'99
'00
'01
'02
'03

AVERAGE SHAREHOLDERS' EQUITY
($ millions)


$600
$623
$698
$761
$824
'99
'00
'01
'02
'03

In 2003, Whitney earned a record $98.5 million, or $2.47 per basic share, despite the natural forces of margin compression in an environment of sustained low interest rates. The year ushered in a return to sustained loan growth funded by significant increases in lower-cost deposits. At the same time, Whitney's credit quality improved from loss levels that were already significantly better than industry averages. Earnings for the year were 3% higher than 2002 earnings on both a dollar and per share basis.

Commercial lending has shown steady growth since the latter half of 2002, largely reflecting new customer development, coupled with some increased borrowings by existing customers. Average loans during 2003 were up 5%, or $224 million, compared to 2002. This good net growth came despite significant payoffs by commercial borrowers who were able to obtain long-term permanent financing in the low interest rate environment. In addition, the residential mortgage loan portfolio decreased 13%, or $88 million, on average during the year reflecting high levels of refinancing activity coupled with our continuing decision to sell most current production.

We were able to fund this steady loan growth with lower-cost deposits. Increased liquidity in the deposit base and sustained low interest rates allowed implementation of deposit-pricing strategies that helped shift the mix of deposits in favor of lower-cost products. Total lower-cost deposits were on average 7%, or $307 million, higher than in the previous year, with noninterest-bearing demand deposits up 10%, or $158 million, and deposits in lower-cost interest-bearing products up 6%, or $149 million. Average total deposits increased $163 million, or 3%, over 2002.

Growing net interest income in a low rate environment is difficult for a traditional bank like Whitney that is asset sensitive. Whitney's net interest income in 2003 was flat compared to the previous year. The favorable impact of a 3.5% growth in earning assets was offset by a 15 basis point compression of the net interest margin between the two years. However, the margin for 2003 remained a healthy 4.47%, well above the margins reported by many similar institutions, reflecting our pricing discipline on both sides of the balance sheet.

The direction of overall credit quality generally improved throughout the year. Nonperforming assets decreased by 28%, or $11.8 million, from the end of 2002 to $30.4 million at December 31, 2003. The total of loans criticized through Whitney's internal risk classification process was down $6 million at year end from the end of 2002. The allowance required for impaired loans at the end of 2003 was $3.9 million below the level required at December 31, 2002. Net charge-offs in 2003 totaled only $3.1 million, or seven basis points of average loans, compared to net charge-offs of $12.1 million, or 28 basis points, in 2002. All of these improvements led to a negative provision for loan losses of $3.5 million in 2003, compared to a provision for loan losses of $7.5 million in 2002, an improvement of $11 million between these two years. We are proud of the improvement in asset quality and believe that it underscores our unwavering commitment to soundness.

Noninterest income increased $4.3 million during 2003. Income from secondary mortgage market operations, which increased 24%, or $2.2 million, was the largest single contributor, as low interest rates continued to present homeowners with attractive refinancing opportunities and helped sustain demand for new home purchases. Income from bank-issued credit and debit cards increased 12%, or $1.0 million. However, the results for bankcard income do not fully reflect the underlying growth in transaction volumes because of a reduction in debit transaction rates beginning in August 2003 under the terms of a settlement between Visa USA and merchants. Service charge income remained relatively flat, while trust service fees stabilized with a decrease of only $.7 million as capital market valuations began to improve. We continue to increase customer penetration for existing sources of noninterest income while investigating additional products and services that generate such income and that our customers desire.

The low interest rate environment and depressed equity markets have had the effect of increasing pension and postretirement benefits costs for many companies, and Whitney is no exception. The entire increase in noninterest expense during 2003 was in personnel expense, with an increase of $4.1 million for pension and postretirement costs alone. Other increases in personnel expense were from base pay increases of approximately 3%, or $2.9 million; payments under targeted employee incentive programs, including mortgage origination incentives, of $2.4 million; management incentive plan expense, which includes certain stock-based compensation, of $1.6 million; and employee health-related costs of $.5 million. Due to continued emphasis on expense control and close control over capital expenditures, all other expense categories decreased from 2002, when taken as a whole. While we continue to monitor expenses closely, because of increased costs related to new branches, new and expanded customer relationships, new computer equipment and increasing insurance premiums, among others, continued year-to-year decreases cannot be expected in future years.

This past year proved overall to be a quiet one on the acquisition front for both the industry as a whole and for Whitney. For the second year in a row, we saw very few both well-located and appropriately priced opportunities. Unfortunately, the banks in the markets that make the most sense for us, particularly Houston, Texas and the Tampa and Jacksonville markets in Florida, are quite expensive. As 2004 unfolds, we will continue to look for the right partners to expand in these and other markets where we can make a difference profitably.

For 120 years, Whitney has provided exceptional, individualized service to each of its customers, delivered by the customer's own unique Whitney Banker. The section that follows this letter celebrates Whitney's 120-year history, speaks to the enduring value created through that one-to-one relationship between the customer and the Whitney Banker, and discusses the number of ways in which we are supporting the Whitney Banker to strengthen those relationships.

On behalf of Whitney's Board of Directors, management and employees, we thank you for your support and confidence.

Sincerely,

William L. Marks
Chairman of the Board
and Chief Executive Officer

NET INCOME

($ millions)


$67
$73
$76
$95
$99
'99
'00
'01
'02
'03

NET INCOME PER SHARE

(basic)


$1.73
$1.89
$1.92
$2.39
$2.47
'99
'00
'01
'02
'03



▸ *Record of transactions book circa 1893.*

Banking in the Golden Age

In 1883, America was entering an era of opulence, industry and expansion. In Chicago, the first skyscraper was nearing completion. In New York City, the Metropolitan Opera was founded. Author Mark Twain published his classic memoir Life on the Mississippi. And in New Orleans, Louisiana, on November 5, 1883, Whitney National Bank opened its doors for business.

It was a time of top hats and petticoats, railroads and steamships. New Orleans was coming into its own as a center for shipping and commerce in the South, and was buzzing with preparations for the 1884 World Cotton Exposition. In this environment of optimism and opportunity, New Orleans heiress Marie Louise Morgan Whitney became inspired enough by the business vision of her sons, George Q. Whitney and Charles M. Whitney, to finance the opening of a bank – Whitney National Bank. She then took her place on the original board of directors along with business and civic leaders including future United States Supreme Court Chief Justice Edward Douglass White, Jr. Soon the Whitney took its place as a key player in the entrepreneurial growth of the South.



JAMES M. PAGAUD, JR. Cashier
3069
National Bank
E215226

BUILDING ENDURING VALUE

As we celebrate our 120th anniversary, it is appropriate to reflect upon the unique strengths that have built our company, and to discuss our business strategy which is designed to extend those qualities into the future. For well over a century, Whitney Bankers have created value by carefully understanding client needs and meeting them in sound ways that are profitable to both our clients and our bank. The result has been growth for an ever-expanding community of clients, shareholders and bankers. This simple, but crucial, formula founded on our core values of Soundness, Profitability and Growth, in that order of priority, has compounded the value of our company over the years, enabling the current generation of Whitney Bankers to continue our mission of building enduring value.

The future presents challenges. Customers demand more. Technologies change. Competition gets tougher. These conditions require a carefully crafted strategic plan and day-to-day management towards its actualization. Moreover, it is vitally important that we build a contemporary version of what has made us successful for 120 years. We believe this to be the one-to-one relationships that exist between our clients and their Whitney Bankers.

ADVANCING OUR STRATEGIC PLAN

Our strategic plan consists of initiatives that amplify both the effectiveness and the efficiency of our Whitney Bankers as they serve the needs of well-defined market segments across our geographic footprint. We will expand our sources of revenue as we better satisfy our clients' needs. We will improve ways to develop and reward successful bankers. We will enhance our already excellent record of operational soundness. And we will employ contemporary technologies to enable these initiatives in the simplest, most cost-effective ways possible.

To focus attention on our clients and their changing needs, we have organized our planning around five critical customer segments: Corporate Banking, Business Banking, Retail Banking, Private Client Services and Trust & Wealth Management. Unlike most other large financial companies, however, we deliver services in our local markets through a unified organization of Whitney Bankers reporting to a city or market executive. In this way, we manage the greater value for our clients through a complete understanding of their present and future financial situation.

"AT THE WHITNEY, WE HAVE ALWAYS BEEN POSITIONED FOR LONG-TERM GROWTH. OUR SUCCESS MEANS THAT EVERYONE, FROM OUR SHAREHOLDERS AND CLIENTS, TO EMPLOYEES AND COMMUNITIES, WILL BENEFIT FROM OUR CONTINUED PROGRESS."

Whitney President R. King Milling



▲ *James T. Hayden, the first President of the Whitney National Bank, and his wife Lillie in 1903.*



8 PER CENT. INTEREST WILL BE CHARGED IF NOT PAID AT MATURITY.

TERMS CASH.

New Orleans, July 17 188

M Whitney National Bank

PARIS, 11 Rue d'Hauteville.

Purchased from D. H. HOLMES, 155 Canal Street,

14, 16 AND 18 DAUPHINE, 15 BOURBON AND 132 CUSTOMHOUSE STS.

Direct Importation.

TELEPHONE IN STORE.

NEW YORK, 33 Leonard Street

ALL RECLAMATIONS MUST BE MADE

A Loan and a Haircut

Whitney Bankers soon earned a reputation for being supportive of the local community, and the Whitney offered an atmosphere where folks could feel comfortable and enjoy attentive service. By 1911 a special banking section for ladies was offered (so they would not have to conduct their business in view of strangers!). Gentlemen could enjoy the convenience of a cigar and newspaper stand in the expansive corridor and–yes—a barbershop in the basement.

These days you're not likely to receive a haircut along with your loan, but the Whitney still represents what it did in its early years: solid banking experience, time-tested tradition, sound ethical values, and careful customer attention. New products, services and technology can easily be matched, but the top-notch customer service of the Whitney Banker is just as sought after today as it was in 1883.


No. 15587
Whitney-Central
Trust and Savings Bank
GRAVIER AND ST. CHARLES STS.,
NEW ORLEANS.
CAPITAL,
Whitney-Central
IN ACCOUNT
E. S. Stodda
D-4
D348190
No. 0899
Whitney Central
Morgan State Bank, New Orleans, La


Whitney Central National
New Orleans, La.
Pay to the order of
$28.07

"While we have developed specific products and services for each customer segment, we must keep in mind that these services will be delivered by the entire breadth of Whitney Bankers, from market executive to branch manager, all with the single focus on doing what is right for the client," says Senior Vice President David F. Andignac.

"Customer segmentation allows Whitney Bankers to more efficiently and effectively deliver the high level of service for which the Bank is famous," explains Corporate Banker John Zollinger. "I can focus my personal attention on my client's business needs, but also directly coordinate their interactions with my colleagues in Trust & Wealth Management, Mortgage Lending, or Retail Banking. We act as a team at a very local level."

Corporate Banking

Corporate Banking is Whitney's heritage and continues as our major competitive strength. We are a leader in this customer segment in our principal markets as evidenced by our most recent market survey conducted by a highly-regarded market research firm. This study shows Whitney's continuing preeminence in New Orleans with this observation: "Overall client satisfaction is very strong, ranking first among key competitors."

"Of course, we are gratified by this ranking, but not satisfied," says Joseph S. Exnicios, Senior Vice President, Corporate Banking. "We intend to build on this strength and continue to develop new, state of the art products and services for commercial clients."

Whitney's corporate clients reflect the very specific economic composition of their local markets. Our local corporate bankers all live and participate actively in their communities. They strive to understand each unique business, while drawing upon our full range of financing and treasury management options to satisfy our clients' needs.

▾ Growth in the early 1900's included the acquisition of Morgan State Bank in 1911.


Morgan State Bank, New Orleans, La.

Business Banking

Our Business Banking clients are those smaller, but growing companies that need both daily convenience and knowledgeable bankers. As our country's population shifts to the South and West, smaller businesses abound in our markets. One of the most important enhancements to our Business Banking strategy this past year has been the implementation of our automated customer and contact management system that allows Whitney Bankers to quickly identify and serve clients across our entire enterprise.

▴ Whitney check circa 1912. The Whitney has a long history of trade finance and banking South and Central American families, companies and even governments.

Increasingly Whitney Bankers are working as a team to provide greater value to our clients. The concept of greater value reflects our continued commitment to building meaningful relationships with clients rather than moving from transaction to transaction.

Executive Vice President
Louisiana Banking
Robert C. Baird, Jr.



FULL STEAM AHEAD

The Whitney began as the smallest of 13 banks in town, but grew swiftly as the result of astute leadership and a series of well-negotiated mergers with other banks. In the times ahead, when many banks went under, the Whitney succeeded in maintaining steadfast growth.

During World War I, Whitney Bank joined the war effort, purchasing Liberty Bonds and giving financial support to the American Red Cross and to soldiers abroad. Then came the stock market crash of 1929 and the Great Depression of the 1930s, during which the Whitney distinguished itself by avoiding disaster, staying open and even paying dividends to its shareholders while countless banks were forced to close their doors.

During World War II, the Whitney once again was at the forefront of the community, offering ration book accounts, war bonds, contracting advice, and financing.



MARCH, 1927
We Can Do It!
NOT
VALID
WITHOUT
STAMP
PRINT IN FULL
OPA Form No. R-130
EXTRA
Vol. 1—No. 285
For Western
The unconditional surrender of German
Russia was announced by the German high

In addition, we have staffed our Business Banking support team with specialists who work with our bankers to develop and sell a broadening array of banking services.

Retail Banking

We believe Whitney's depth of expertise, range of products, multiple delivery choices and financial strength create long-term value for our Retail Banking clients. Through targeted and branch-specific direct marketing efforts, we've expanded relationships with our customers and prospects. During the year, we completed a customer satisfaction survey and were gratified to see our scores exceed industry benchmarks. In the year ahead, high-profile advertising will highlight the qualities and value of our Whitney Bankers who earned these outstanding scores.

Development of new banking products and delivery systems continues to be a key focus, as consumers expect faster and more convenient banking. Whitney Online continues to attract a higher than national average percentage of retail clients through superior service, reinforced by consistent updates and enhancements. Clients also depend on The Whitney Information Line to obtain information whenever and wherever they need it.

Further strengthening our position in various markets is selected placement of de novo branches. Branch expansion in the Houston area is concentrated in affluent, high-visibility locations. Among these is our beautiful new River Oaks Branch, which opened in late 2003. In 2004, we plan to continue opening well-placed branches in Houston, as well as in high growth markets such as Baton Rouge and St. Tammany Parish in Louisiana. "Our new branches will certainly contribute to our expansion goals," says Executive Vice President John C. Hope III. "They will be successful because they are staffed by Whitney Bankers, incorporating our culture of providing greater value to all our clients."


Keep him flying!
BUY WAR BONDS

▲ *During World War II, the Whitney once again was at the forefront of the community, offering machinery and contracting advice, ration book accounts and war bonds.*

Private Client Services

Whitney's Private Client Services initiative offers distinctive, high-value financial products and services to individuals who have complex financial circumstances. Each qualified customer, who is identified and tagged as a Private Client, benefits from a one-on-one relationship with a local Whitney Banker. Supported by a local team of dedicated financial specialists, our Whitney Banker is positioned to meet the comprehensive needs of his or her clients on a very personal level.

This year, we introduced Private Client Services in several of our key markets. While each market has different challenges in attracting new clients, the common element is the use of a single contact point who brings a higher level of service to the client, placing emphasis where the need is greatest.

"A Whitney banker earns customer loyalty by providing superior service while addressing the individual needs, wants and goals of each client. 'It takes a Whitney banker' to differentiate Whitney from our competitors by offering greater value to clients, and ultimately our shareholders."

Branch Manager
Marla Porche


Whitney-Central Trust and Savings Bank

◀ *Promotional postcards from the early 1900's highlighted various products and branches.*



BOOM TIMES

As the post-war years gave rise to the "Baby Boom," Whitney Bank enjoyed a boom of deposits and a new era of expansion in Louisiana and throughout the Gulf South. Then, as Baby Boomers grew, so did the Whitney. Services were expanded to include investment, trust and new individual banking services to meet the needs of a new generation of customers.

Today the Whitney is known not only as the oldest continuously operating bank in New Orleans, but also as a banking industry leader in the South with branches in Louisiana, Texas, Mississippi, Alabama and Florida. Our continuing success reflects the sound principles of our founders, as well as the commitment of our bankers to these enduring values. As the Whitney continues to grow, customers know they can count on local Whitney Bankers to serve and support their communities.


LIKE IT IS
Whitney
Whitney
NATIONAL BANK
WHITNEY
24 Hour Banking
Check Card
VISA
WHITNEY
24 Hour Banking
WHITNEY
WHITNEY
24 Hour Banking

"The fact that we are still 'The Whitney' after 120 years means stability. We have remained a beacon in the banking industry and are a bank that people trust. When somebody asks where you work and you tell them, 'The Whitney,' you don't have to explain what business we're in."

Branch Manager
Bill Hannen


where most people Bank
Whitney
NATIONAL BANK OF NEW ORLEANS
TAKING PRIDE IN WHAT'S
OUTDOOR SYSTEMS

"The Whitney Banker meets the changing needs of the client in the areas of commercial and consumer lending, deposit services, financial planning, investment and trust and estate planning services," explains Florida State President, Tommy Tait. "We expect the strength of the banker-client relationship to generate demand throughout all of our markets."

Trust & Wealth Management

Our clients work hard to achieve their financial goals, and the profesionals in our Trust & Wealth Management division work equally as hard to help them achieve their dreams. In 2003, we faced a variety of market conditions and challenges, modifying our approach when necessary and taking advantage of opportunities as they arose. Our mission in Trust & Wealth Management is to become the primary financial advisor and provider of Wealth Management services to our clients throughout our franchise. We have made significant strides this year in money management capabilities and related products, most especially in our abilities to deliver favorable investment returns to our clients.

"We have the system capabilities, talented and experienced individuals, and the focused portfolio management staff to provide our clients with exceptional investment management and trust services," says Kevin Reed, Senior Vice President, Trust & Wealth Management. "Our simple ambition is to reach every Whitney client and demonstrate the value of bringing their investments and wealth management needs home to the Whitney."

Delivering Results

Since 1883, we've staunchly adhered to our policy of service excellence provided by a Whitney Banker. These past 120 years have produced innovation and expansion, but never at the risk of losing our traditional ideals. These strategies will be continually refined and amplified through the application of currently available information technology to insure that our bankers achieve the highest levels of productivity. We will adhere, as always, to our convictions of soundness, profitability and growth, in that order. We will apply this simple formula to our expanding market opportunities; and the result will be superior financial results and growing value for our shareholders, clients, bankers and the communities we serve.

▲ *Outdoor advertising in the 1960's (top) and the 1980's (bottom) reflect various taglines used throughout the years.*


SOUTHERN
SINCE 1904
STEERING
WHITNEY
BILL MARKS

▶ *October 1990 issue of Southern Banker featuring Chairman of the Board and CEO, William L. Marks.*

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Whitney Holding Corporation is responsible for the preparation and fair presentation of the condensed financial statements and other financial information included in this summary annual report and the financial statements from which they were derived. Those financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgements where appropriate. Financial information appearing throughout this summary annual report is consistent with that in the financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the Company's financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility, is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process, and is updated as necessary. The Company maintains a professional staff of internal auditors who independently assess the effectiveness of internal controls and make recommendations on policies and procedures. Management believes that, as of December 31, 2003, the Company's system of internal control is adequate to accomplish the objectives discussed above.

The Audit Committee of the Board of Directors, which is composed entirely of independent directors, has oversight responsibilities for the Company's financial reporting and internal controls. The Committee has appointed PricewaterhouseCoopers LLP as independent auditors to audit the financial statements in accordance with auditing standards generally accepted in the United States of America and to express an opinion as to the fairness of presentation of such financial statements. The Committee meets periodically with management, the independent auditors and internal auditors to review accounting, financial reporting and internal control matters. Both the independent auditors and internal auditors have direct access to the Committee.

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors
and Shareholders of Whitney Holding Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of Whitney Holding Corporation and subsidiaries (the "Corporation") as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 (not presented herein) appearing in the Annual Report on Form 10K; and in our report (which indicated that the consolidated financial statements of the Corporation for the year ended December 31, 2001, prior to the revisions discussed in Notes 2 and 9, were audited by other independent accountants who have ceased operations, and also indicated that the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002) dated January 21, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated, in all material respects, in relation thereto.

PricewaterhouseCoopers LLP
New Orleans, LA
January 21, 2004

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)	*Years Ended December 31* 2003	2002	2001
Interest income	$ 338,069	$ 370,909	$ 441,145
Interest expense	43,509	75,701	161,349
Net interest income	294,560	295,208	279,796
Provision for loan losses	(3,500)	7,500	19,500
Net interest income after provision for loan losses	298,060	287,708	260,296
Noninterest income	89,504	85,185	91,209
Noninterest expense	242,923	230,926	239,104
Income before income taxes	144,641	141,967	112,401
Income tax expense	46,099	46,644	36,581
Net income	$ 98,542	$ 95,323	$ 75,820
Earnings per share			
Basic	$ 2.47	$ 2.39	$ 1.92
Diluted	2.44	2.38	1.90
Cash dividends per share	1.23	1.11	1.03

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	*December 31* 2003	2002	2001
ASSETS			
Cash and due from financial institutions	$ 270,387	$ 326,124	$ 271,512
Short-term investments	14,385	4,327	494,908
Loans held for sale	15,309	65,572	59,453
Investment in securities	2,281,405	1,975,698	1,632,340
Loans	4,882,610	4,455,412	4,495,085
Allowance for loan losses	(59,475)	(66,115)	(71,633)
Net loans	4,823,135	4,389,297	4,423,452
Other assets	350,361	336,863	361,985
Total assets	$ 7,754,982	$ 7,097,881	$ 7,243,650
LIABILITIES AND SHAREHOLDERS' EQUITY			
Noninterest-bearing deposits	$ 1,943,248	$ 1,692,939	$ 1,634,258
Interest-bearing deposits	4,215,334	4,089,940	4,315,902
Total deposits	6,158,582	5,782,879	5,950,160
Short-term and other borrowings	600,053	453,415	511,517
Other liabilities	156,034	61,104	64,085
Total liabilities	6,914,669	6,297,398	6,525,762
Shareholders' equity	840,313	800,483	717,888
Total liabilities and shareholders' equity	$ 7,754,982	$ 7,097,881	$ 7,243,650

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years Ended December 31		
(dollars in thousands)	2003	2002	2001
Balance at beginning of year	$ 800,483	$ 717,888	$ 665,764
Net income	98,542	95,323	75,820
Other comprehensive income (loss)	(21,666)	20,000	8,447
Total comprehensive income	76,876	115,323	84,267
Cash dividends	(49,582)	(44,329)	(40,799)
Long-term incentive plan and other stock activity	12,536	11,601	8,656
Balance at end of year	$ 840,313	$ 800,483	$ 717,888

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
(dollars in thousands)	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 98,542	$ 95,323	$ 75,820
Net (increase) decrease in loans held for sale	22,802	21,342	(45,399)
Other adjustments to net income	24,641	32,917	47,781
Net cash provided by operating activities	145,985	149,582	78,202
INVESTING ACTIVITIES			
Net maturities, sales and (purchases) of investment securities	(245,270)	(316,723)	(95,643)
Net (increase) decrease in loans	(403,268)	(5,356)	157,698
Net (increase) decrease in short-term investments	(10,058)	490,581	(456,988)
Net cash paid in business combinations	–	–	(35,933)
Other, net	(22,842)	(325)	(3,511)
Net cash provided by (used in) investing activities	(681,438)	168,177	(434,377)
FINANCING ACTIVITIES			
Net increase (decrease) in deposits	375,703	(167,281)	471,538
Net increase (decrease) in short-term and other borrowings	146,638	(58,102)	(82,421)
Issuance (purchase) of common stock, net	5,623	5,129	4,249
Cash dividends	(48,248)	(42,893)	(38,800)
Net cash provided by (used in) financing activities	479,716	(263,147)	354,566
Increase (decrease) in cash and cash equivalents	(55,737)	54,612	(1,609)
Cash and cash equivalents at beginning of year	326,124	271,512	273,121
Cash and cash equivalents at end of year	$ 270,387	$ 326,124	$ 271,512

SUMMARY FINANCIAL DATA

	Years Ended December 31				
(dollars in thousands, except per share data)	2003	2002	2001	2000	1999
INCOME STATEMENT DATA					
Net interest income (TE)	$ 300,115	$ 300,134	$ 285,161	$ 273,176	$ 249,407
Provision for loan losses	(3,500)	7,500	19,500	12,690	6,470
Noninterest income	89,504	85,185	91,209	75,120	68,853
Noninterest expense	242,923	230,926	239,104	223,179	207,753
Net income	98,542	95,323	75,820	72,842	67,326
AVERAGE BALANCE SHEET DATA					
Total assets	$ 7,238,022	$ 7,016,675	$ 6,831,564	$ 6,282,044	$ 5,638,980
Earning assets	6,717,863	6,492,791	6,303,445	5,771,256	5,163,140
Loans	4,595,868	4,372,194	4,475,149	4,228,948	3,595,574
Investment in securities	2,004,245	1,816,216	1,525,254	1,478,609	1,466,061
Deposits	5,913,186	5,750,141	5,548,556	4,927,214	4,540,887
Shareholders' equity	823,698	760,725	698,099	622,814	600,012
KEY RATIOS					
Return on average assets	1.36%	1.36%	1.11%	1.16%	1.19%
Return on average shareholders' equity	11.96	12.53	10.86	11.70	11.22
Net interest margin	4.47	4.62	4.52	4.73	4.83
Average loans to average deposits	77.72	76.04	80.65	85.83	79.18
Efficiency ratio	62.49	60.00	62.09	63.92	65.27
Dividend payout ratio	50.32	46.50	53.81	50.04	48.76
Allowance for loan losses to loans	1.22	1.48	1.59	1.33	1.21
Nonperforming asset ratio	.62	.95	.77	.55	.45
Net charge-offs to average loans	.07	.28	.21	.04	.06
Shareholders' equity to total assets	10.84	11.28	9.91	10.01	10.16
COMMON SHARE DATA					
Earnings per share					
Basic	$ 2.47	$ 2.39	$ 1.92	$ 1.89	$ 1.73
Diluted	2.44	2.38	1.90	1.89	1.73
Cash dividends per share	$ 1.23	$ 1.11	$ 1.03	$ .96	$ .88
Book value per share	$ 20.78	$ 19.98	$ 18.10	$ 16.92	$ 15.62
Trading data					
High stock price	$ 40.99	$ 38.52	$ 32.56	$ 27.79	$ 27.83
Low stock price	31.62	28.09	24.00	21.00	21.46
Closing stock price	40.99	33.33	29.23	24.21	24.71
Trading volume (000s)	22,924	21,927	13,965	10,567	14,056
Average shares outstanding (000s)					
Basic	39,929	39,849	39,551	38,476	38,833
Diluted	40,396	40,122	39,836	38,569	38,949

Tax-equivalent (TE) amounts are calculated using a marginal federal income tax rate of 35%.
The efficiency ratio is noninterest expense to total net interest (TE) and noninterest income (excluding securities transactions).
The nonperforming asset ratio is nonperforming assets to loans plus foreclosed and surplus property.

DIRECTORS

Harry J. Blumenthal, Jr.
President
Blumenthal Print Works, Inc.

Joel B. Bullard, Jr.
President
Joe Bullard Automotive Companies

James M. Cain
Former Vice Chairman
Entergy Corporation

Angus R. Cooper II
Chairman of the Board and
Chief Executive Officer
Cooper/T. Smith Corporation

Richard B. Crowell
Attorney
Crowell & Owens

William A. Hines
Chairman of the Board
Nassau Holding Corporation

John J. Kelly
Chairman of the Board
Pan American Life Insurance Co.

E. James Kock, Jr.
Former President
Bowie Lumber Associates;
Downmans Associates;
Jeanerette Lumber & Shingle
Co., Ltd.; White Castle
Lumber & Shingle Co., Ltd.

Alfred S. Lippman
Partner
Lippman, Mahfouz,
Tranchina & Thorguson

Michael L. Lomax
President
Dillard University

William L. Marks
Chairman of the Board and
Chief Executive Officer
Whitney Holding Corporation and
Whitney National Bank

R. King Milling
President
Whitney Holding Corporation and
Whitney National Bank

Eric J. Nickelsen
Real Estate Developer and Part
Owner, John S. Carr & Co., Inc.

John G. Phillips
Former Chairman of the Board
and Chief Executive Officer
The Louisiana Land and
Exploration Company

Carroll W. Suggs
Chairman, National Ocean
Industries Association;
Former Chairman, Chief Executive
Officer and President
Petroleum Helicopters, Inc.

Kathryn M. Sullivan
Former President and
Chief Executive Officer
Blue Cross and Blue
Shield of Louisiana

Dean E. Taylor
Chairman, President and
Chief Executive Officer
Tidewater, Inc.

Thomas D. Westfeldt
President
Westfeldt Brothers Inc.

EXECUTIVE MANAGEMENT

William L. Marks
Chairman of the Board and
Chief Executive Officer

R. King Milling
President

Robert C. Baird, Jr.
Executive Vice President
Louisiana Banking

Thomas L. Callicutt, Jr.
Executive Vice President and
Chief Financial Officer

Rodney D. Chard
Executive Vice President
Operations and Technology

John C. Hope III
Executive Vice President
Gulf Coast Banking

Joseph S. Exnicios
Senior Vice President
New Orleans Corporate Banking

Kevin P. Reed
Senior Vice President
Trust & Wealth Management

Lewis P. Rogers
Senior Vice President
Credit Administration

CORPORATE HEADQUARTERS

228 St. Charles Avenue
New Orleans, Louisiana 70130
whitneybank.com
(504) 586-7272

COMPANY INFORMATION

This report contains condensed financial statements and other financial information derived from information presented in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The full report as well as other published financial reports and other information about the Company and its products and services are available through our website at whitneybank.com.

Printed copies of the Company's published financial reports, including its reports to the Securities and Exchange Commission on Forms 10-K and 10-Q, are available without cost by sending your request to:

Investor Relations
Whitney Holding Corporation
P.O. Box 61260
New Orleans, LA 70161-1260
(504) 586-3627 or toll free (800) 347-7272
E-mail: investor.relations@whitneybank.com

Inquiries by analysts, investors and others should be directed to:
Thomas L. Callicutt, Jr.
Executive Vice President and Chief Financial Officer
(504) 552-4591

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com

Shareholder address changes or questions about stock certificates or dividend payments should be directed to the transfer agent at:
(800) 937-5449 (within the U.S.)
(718) 921-8200 (outside the U.S.)
E-mail: info@amstock.com

DIVIDEND REINVESTMENT AND DIRECT DEPOSIT

Through Whitney's Dividend Reinvestment and Stock Purchase Program, shareholders can purchase additional shares directly from the Company using reinvested dividends, optional cash payments or both. Direct deposit offers registered shareholders a way to have dividends quickly and safely deposited in their financial institution accounts.

For more information or to participate in either of these programs, please call the transfer agent at (800) 937-5449 or write or call the Company's Investor Relations Department as indicated above.


WHITNEY
BANKS

(Back Cover) Since 1926, the Whitney clock has represented Whitney Bank's rich history and our time-honored tradition of service. Whitney bankers have always given their customers more than banking expertise—we've offered them our time and attention. And when it comes to your money, that makes all the difference.

Made of bronze with copper hoods, cut glass dials and exact reproductions of Westminster Abbey's master chimes in London, England, the first Whitney clocks were installed at the main office and in eight branches operating at the time. Today the Whitney clock is found on our logo and signs at every Whitney branch, and has become an enduring symbol for the special type of service we offer at the Whitney.

120
WHITNEY NATIONAL BANK
ESTABLISHED 1883




WHITNEY
BANKS



WHITNEY

Holding Corporation

St. Charles Avenue

New Orleans, Louisiana 70130

bank.com